Exhibit 99.20
English translation of press release issued by ENEL S.p.A. dated March 23, 2007
NEGOTIATIONS UNDER WAY BETWEEN ENEL AND ACCIONA
Rome, 23 March 2007 — Enel S.p.A. (Enel) and its wholly-owned subsidiary Enel Energy Europe S.r.l. (EEE) inform that negotiations with Acciona S.A. (Acciona) are at an advanced stage, even though, up to now, they have not yet come to a final agreement.
The negotiations regard the possible development of a joint project on Endesa S.A. (Endesa) should E.ON’s A.G. (E.ON) public tender offer not reach 50% of the share capital of Endesa.
The implementation of such a project would involve, in compliance with current Spanish laws and regulations, the joint formulation between Enel and Acciona of a voluntary public tender offer for the entire share capital of Endesa.
It is restated that, although negotiations with Acciona are advancing positively, to this moment no definitive agreement has yet been reached. As soon as this agreement is reached, Enel will provide to inform the public immediately.
This press release is issued outside the United States and does not constitute an announcement or extension of a tender offer in the United States or in any other jurisdiction for the shares of Endesa, S.A. If a tender offer were made to United States holders of shares of Endesa, S.A., it would be extended in the United States only in compliance with the procedural and filing requirements of tender offer rules and regulations under the United States federal securities laws, except insofar as an exemption or other relief is obtained therefrom.